IAMGOLD MEETS 2020 GUIDANCE: PRODUCING 653,000 OUNCES OF GOLD
AND EXITING THE YEAR WITH $950 MILLION IN CASH ON HAND

All 2020 figures are preliminary and unaudited and subject to final adjustment.
All amounts are in US dollars, unless otherwise indicated.

Toronto, Ontario, January 19, 2021 - IAMGOLD Corporation ("IAMGOLD" or the "Company") announces preliminary operating results for the fourth quarter and year-end 2020, as well as guidance for 2021.

Gordon Stothart, President and CEO of IAMGOLD, commented, "We achieved our target production and cost guidance in 2020 in the face of many and varied challenges throughout the year. Essakane had its strongest quarter at the end of the year, Rosebel production was up quarter-over-quarter and Westwood contributed by processing stockpile and Grand Duc open pit ore. Looking forward, IAMGOLD's unique growth platform will enable our transformation to a lower cost producer of over one million ounces of annual production within the next two-and-a-half years. Our North American platform will see focused execution on the ongoing construction at the Côté Gold Project and we additionally expect to complete a maiden resource estimate at the nearby Gosselin discovery, with further advanced exploration at the Nelligan / Monster Lake district. We are developing our West African platform through ongoing de-risking at the Boto Gold Project in Senegal, and through the exploration and evaluation of nearby deposits and new discoveries, along with satellite targets anchored by the Rosebel mine at our South American platform."

Performance Highlights for 2020

  Attributable gold production of 653,000 ounces, at the mid-point of guidance of 630,000 to 680,000 ounces; fourth quarter production of 169,000 ounces.
  Attributable gold sales of 646,000 ounces for the year and 172,000 ounces for the fourth quarter.
  Total cash costs1 expected at the bottom end of guidance of $980 to $1,010 per ounce produced.
  All-in sustaining costs1 expected around the low end of guidance of $1,240 to $1,270 per ounce sold.
  Approximately $986 million in cash, cash equivalents, short term investments, including restricted cash of $39 million, as at December 31, 2020. This cash position, coupled with our largely undrawn $500 million credit facility, brings our total available liquidity to close to $1.5 billion.
  In December 2020, together with joint venture partner, AngloGold Ashanti Limited ("AGA"), announced the completion of the previously announced sale of the Sadiola Gold Mine, located in western Mali. Total consideration received by IAMGOLD in connection with the completion of the transaction is approximately $35 million (including an $8.2 million cash dividend and $1.8 million received subsequent to the fourth quarter 2020) (see news release dated December 30, 2020).
  Capital expenditures for 2020 are expected to be approximately $300 million.

Guidance Highlights for 2021

  Attributable gold production between 630,000 and 700,000 ounces.
  Cost of sales between $980 and $1,030 per ounce sold.
  Total cash costs1 between $930 and $980 per ounce produced.
  All-in sustaining costs1 between $1,230 and $1,280 per ounce sold.
  Focus of exploration in 2021 is on district target development, including a maiden resource at Gosselin, advancing the "Hub and Spoke" operational concept at Westwood, regional programs in West Africa with a focus on our Bambouk District, near-site brownfield targets, and ongoing, balanced investment in our early-stage greenfield exploration portfolio.
  Capital expenditures of $710 million ± 5%, comprising sustaining capital of $120 million and non-sustaining capital of $590 million. 2021 non-sustaining capital includes project development capital spend of $355 million on the Côté Gold Project (IAMGOLD 70% attributable) with major earthworks and infrastructure planned for the year. IAMGOLD's share of total construction capital for Côté is maintained at $875 to $925 million2.
  Additionally, $60 million is planned to be spent on the Boto Gold Project, where IAMGOLD continues to advance de-risking activities, including construction of an all-year access road and other critical infrastructure to enable a future development decision.

2020 PRELIMINARY OPERATING RESULTS

Full year attributable production of 653,000 ounces was in-line with the mid-point of production guidance of 630,000 to 680,000 ounces. Attributable gold production for the fourth quarter 2020 was 169,000 ounces.

The following table presents attributable production by operating site:

ATTRIBUTABLE GOLD PRODUCTION
(000s oz)	Q1 2020	Q2 2020	Q3 2020	Q4 2020	2020 Actual	2020 Guidance
Site
Essakane (90%)	84	83	94	103	364	350 - 370
Rosebel (95%)	64	52	42	52	210	210 - 230
Westwood (100%)	22	20	23	14	79	70 - 80
Total	170	155	159	169	653	630 - 680

Total cash costs for 2020 are expected at the bottom end of guidance of $980 to $1,010 per ounce produced, and all-in sustaining costs are expected to be at the bottom end of guidance of $1,240 to $1,270 per ounce sold.

2021 PRODUCTION AND COST OUTLOOK

IAMGOLD Full Year Attributable Guidance[1]	2021
Essakane (000s oz)	365 - 390
Rosebel (000s oz)	220 - 245
Westwood (000s oz)	45 - 65
Total attributable production (000s oz)	630 - 700

Cost of sales[2] ($/oz)	$980 - $1,030

Total cash costs[3,4] ($/oz)	$930 - $980

All-in sustaining costs[3,4] ($/oz)	$1,230 - $1,280

1 2021 guidance is based on 2021 full year assumptions with an average realized gold price of $1,750 per ounce, USDCAD exchange rate of 1.30, EURUSD exchange rate of 1.19 and average crude oil price of $47 per barrel.

2 Cost of sales, excluding depreciation, is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel).

3 This is a non-GAAP measure.

4 Consists of Essakane, Rosebel, and Westwood on an attributable basis.

As noted in the above table, our production guidance of 630,000 to 700,000 ounces reflects assumptions for Westwood subject to a business continuity assessment as well as lower ore availability and higher planned stripping at Rosebel. The global COVID-19 crisis is expected to continue to affect our operations, including incremental costs and productivity impacts. While the precise impact continues to evolve, the impact could be significant in future periods, affecting our guidance for future years.

All-in sustaining cost guidance of $1,230 to $1,280 per ounce for 2021 reflects ongoing efforts to improve productivity and optimize performance across all the sites. Readers are reminded that the guidance we provide is annual and that quarterly variation is normal.

2021 CAPITAL EXPENDITURE OUTLOOK

($ millions)	Sustaining[1]	Non-sustaining (Development/ Expansion)[2]	Total
Essakane	$ 60	$ 90	$ 150
Rosebel	50	75	125
Westwood	10	10	20
Total Operating Mines	$ 120	$ 175	$ 295

Côté Gold Project (70%)	-	355	355
Boto Gold Project	-	60	60

Total[3],4,5 (±5%)	$ 120	$ 590	$ 710

1 Sustaining capital includes capitalized stripping of $10 million for Essakane.

2 Non-sustaining capital includes capitalized stripping of $65 million for Essakane and $45 million for Rosebel.

3 Includes $13 million of capitalized exploration and evaluation expenditures. See 2021 Exploration Plan table in the following section.

4 Capitalized borrowing costs are not included.

5 In addition to the above capital expenditures, $23 million in total principal lease payments are expected.

In 2021, we expect capital spending to be $710 million ± 5%. The increase in spending over 2020 reflects Côté construction spending primarily focused on major earthworks and infrastructure, expected higher capitalized stripping at both Essakane and Rosebel as a result of COVID-19 related impacts in 2020 on life-of-mine pit sequencing and Boto de-risking activities. Detailed development project updates are expected to be provided with fourth quarter 2020 operating and financial results on February 17th, 2021.

Non-Sustaining

Rosebel's non-sustaining capital of $75 million includes the completion of non-critical path items related to Saramacca construction, targeted for completion in the first half of 2021, and non-sustaining capitalized stripping of $45 million. Essakane's non-sustaining capital of $90 million primarily comprises $65 million in capitalized stripping for future production and the completion of the mill optimization project, targeted for completion early in the second quarter of 2021. Westwood's non-sustaining capital of $10 million is primarily for underground development.

Sustaining Capital

Sustaining capital guidance of $120 million and is expected to be higher than the amount expended in 2020. Total sustaining capitalized stripping of $10 million is included in sustaining capital and is also expected to be slightly higher than in 2020. Both increases reflect resequencing of activities from 2020.

2021 EXPLORATION PLAN

Through our ongoing commitment to a sustained and disciplined exploration program, we have established a track record of discovery and resource delineation that we expect will continue to increase our Mineral Resources and support our goal of not only sustaining, but growing, Mineral Reserves in the future.

In 2021, planned exploration program spending (excluding project studies) will total $56 million on both our near-mine brownfield and greenfield exploration programs. Brownfield programs will continue to focus on resource conversion at all our operational sites, as well as evaluate associated regional targets to identify and delineate, as required, potential new satellite resources to sustain future production, including advancing the "Hub and Spoke" operational concept for Westwood at the Fayolle and Rouyn Gold projects in Quebec.

Our greenfield program will continue to focus on the delineation and expansion of existing resources at our development and advanced resource stage projects including: the Gosselin zone at the Côté Gold Project in northern Ontario, the Diakha deposit and Karita discovery near the Boto Gold Project as part of our Bambouk regional program in West Africa, and at the Nelligan Gold Project in Quebec. In addition, we continue to explore for new discoveries in our industry leading portfolio of advanced to early-stage Greenfield projects.

	2020 Actual			2021 Plan
($ millions)	Capitalized	Expensed	Total	Capitalized	Expensed	Total
Exploration - greenfield[1]	$ -	$ 20	$ 20	$ -	$ 33	$ 33
Exploration - brownfield[2]	8	8	16	13	10	23
Total Exploration	$ 8	$ 28	$ 36	$ 13	$ 43	$ 56

1 Brownfield includes expenditures related to near mine exploration and resource development of $8 million for 2020 and $13 million for the 2021 plan.

2 The capitalized portion of the 2021 plan of $13 million is included in our capital spending guidance of $710 million ± 5%.

FOURTH QUARTER AND FULL YEAR 2020 FINANCIAL RESULTS

IAMGOLD will release its fourth quarter and full year 2020 financial results after market hours on Wednesday, February 17th, 2021.

A conference call will be held on Thursday, February 18th, 2021, at 8:30 a.m. (Eastern Time) for a discussion with management regarding IAMGOLD's 2020 fourth quarter and full-year operating performance and financial results. A webcast of the conference call will be available through the IAMGOLD's website at www.iamgold.com.

Conference Call Information:

North America Toll-Free: 1-800-319-4610 or International number: 1-604-638-5340

A replay of this conference call will be available for one month following the call by dialing:

North America toll-free: 1-800-319-6413 or International number: 1-604-638-9010, passcode: 5818#

Please dial in 5 - 10 minutes prior to the scheduled start time as call volumes are heavy. If you are still unable to connect from your primary telephone network after attempting all of the dial-in numbers provided, if available, please retry using an alternate telephone network.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are generally identifiable by, but not limited to, the use of the words "may", "will", "should", "continue", "expect", "budget", "forecast", "anticipate", "estimate", "believe", "prospective", "significant", "potential", "significant potential", "substantial", "transformative", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology, and may be found under the sections "Performance Highlights for 2020", "Guidance Highlights for 2021", "2020 Preliminary Operating Results", "2021 Production and Cost Outlook", "2021 Capital Expenditure Outlook" and "2021 Exploration Plan". Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold production, unexpected increases in all-in sustaining costs or other costs, unexpected increases in capital expenditures and exploration expenditures, variation in the mineral content within the material identified as Mineral Resources and Mineral Reserves from that predicted, changes in development or mining plans due to changes in logistical, technical or other factors, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

End Notes (excluding tables)

1 This is a non-GAAP measure. Refer to the cautionary language in the most recent publication of IAMGOLD's MD&A.

2 Assumes leasing.

About IAMGOLD

IAMGOLD is a mid-tier mining company with three gold mines on three continents, including the Essakane mine in Burkina Faso, the Rosebel mine in Suriname, and the Westwood mine in Canada. A solid base of strategic assets is complemented by the Côté Gold construction project in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in West Africa and the Americas. IAMGOLD aims to become a million-ounce gold producer as it executes on its growth strategy, including bringing Côté Gold, its fourth mine, online.

IAMGOLD is committed to maintaining its culture of accountable mining through high standards of ESG practices and employs approximately 5,000 people. IAMGOLD's commitment is to Zero Harm, in every aspect of its business. IAMGOLD is one of the companies on the JSI index.

IAMGOLD is listed on the Toronto Stock Exchange (trading symbol "IMG") and the New York Stock Exchange (trading symbol "IAG").

For further information please contact:

Indi Gopinathan, VP, Investor Relations & Corporate Communications, IAMGOLD Corporation

Tel: (416) 360-4743 Mobile: (416) 388-6883

Philip Rabenok, Senior Analyst, Investor Relations, IAMGOLD Corporation

Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

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